UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                   ____________

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Churchill Technology Inc.
                                 (Name of Issuer)

                          Common Stock, $.02 par value per share

                          (Title of Class of Securities)

                                    171569205
                                  (CUSIP Number)
    Mr. Gamal Marwan                             with copies to:
    FIMA Capital                                 William F. Wynne, Jr.,
    Corporation Ltd.                             Esq.
    6 Chateau Banquet                            White & Case
    Rue de Lausanne 94                           1155 Avenue of the
    1202 Geneva,                                 Americas
    Switzerland                                  New York, NY 10036
    (41) 22-731-1750                             212-819-8316


   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)





                                   May 12, 1995
           ____________________________________________________________
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).
                                   ____________

   Check the following box if a fee is being paid with this statement (x).

      SCHEDULE 13D

      CUSIP No. 171569205                                Page 2 of 12 Pages


      1    NAME OF REPORTING PERSON:
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
           FIMA Capital Corporation Ltd.

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ( )    (b) ( )

      3    SEC USE ONLY

      4    SOURCE OF FUNDS:
           WC

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)    ( )

      6    CITIZENSHIP OR PLACE OF ORGANIZATION:
           British Virgin Islands

      7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER: 6,365,686

      8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER: 0

      9    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SOLE DISPOSITIVE POWER:  6,365,686

     10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER: 0

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           6,365,686

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES  ( )

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.6%

     14    TYPE OF REPORTING PERSON:  CO

      SCHEDULE 13D

      CUSIP No. 171569205                                  Page 3 of 12 Pages


      1    NAME OF REPORTING PERSON:
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
           Zeeham Limited

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ( )    (b) ( )

      3    SEC USE ONLY

      4    SOURCE OF FUNDS:
           WC

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(E)    ( )

      6    CITIZENSHIP OR PLACE OF ORGANIZATION:
           Isle of Man

      7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER: 0*

      8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER: 0

      9 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER: 0*

     10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER: 0

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           6,365,686

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES  ( )

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.6%

     14    TYPE OF REPORTING PERSON:  CO



   * Zeeham Limited may be deemed to be the beneficial owner of the shares of Common Stock owned by FIMA. Such shares of Common Stock have been excluded to avoid double counting of the aggregate shares of Common Stock owned by the Reporting Persons.

      SCHEDULE 13D

      CUSIP No. 171569205                                 Page 4 of 12 Pages


      1    NAME OF REPORTING PERSON:
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
           Mr. Gamal Mohamed Ashraf Marwan SS# ###-##-####

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ( )    (b) ( )

      3    SEC USE ONLY

      4    SOURCE OF FUNDS:
           WC

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(E)    ( )

      6    CITIZENSHIP OR PLACE OF ORGANIZATION:
           Egypt

      7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER: 0*

      8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER: 0

      9 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER: 0*

     10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER: 0

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           6,365,686

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES  ( )

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.6%

     14    TYPE OF REPORTING PERSON:  IN



   * Mr. Gamal Marwan may be deemed to be the beneficial owner of the shares of Common Stock owned by FIMA. Such shares of Common Stock have been excluded to avoid double counting of the aggregate shares of Common Stock owned by the Reporting Persons.

   ITEM 1.   SECURITY AND ISSUER

             This statement on Schedule 13D relates to the common stock, $.02 par value per share (the "Common Stock"), of Churchill Technology Inc., a Colorado corporation ("Churchill"), the principal executive offices of which are located at 181 Cooper Avenue, Tonawanda, NY 14150.

   ITEM 2.   IDENTITY AND BACKGROUND

             This statement on Schedule 13D is being filed by (i) FIMA Capital Corporation Ltd. ("FIMA"), a British Virgin Islands corporation, (ii) Zeeham Limited ("ZL"), an Isle of Man corporation, and (iii) Mr. Gamal Mohamad Ashraf Marwan, an Egyptian citizen. FIMA, ZL and Mr. Marwan are hereinafter sometimes collectively referred to as the "Reporting Persons."

             The principal business of FIMA is that of providing financial services focusing on asset management and project finance. The address of its principal place of business is Le Chateau Banquet, Rue de Lausanne 94, 1202 Geneva, Switzerland.

             The principal business of ZL is to hold all the shares of FIMA. The address of its principal place of business is IFG Ltd. International House, Castle Hill Victoria Road, Douglas, Isle of Man, IM2 4RB.

             Mr. Marwan, a citizen of Egypt, is the Senior Investment Advisor of FIMA and the sole shareholder of ZL. His business address is Le Chateau Banquet, Rue de Lausanne 94, 1202 Geneva, Switzerland.

             The attached Schedule A is a list of the executive officers and directors of FIMA and ZL which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) place of citizenship.

             During the last five years, none of the Reporting Persons, or to the best knowledge of the Reporting Persons, none of the persons named on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             Between September 29, 1994 and May 12, 1995 FIMA used working capital to purchase 6,365,686 shares of Common Stock of Churchill in a series of open market and negotiated purchases for an aggregate purchase price of $2,725,390.82 (including brokerage commissions).

   ITEM 4.   PURPOSE OF THE TRANSACTION

             The  shares of Common  Stock, the ownership of  which is reported hereby, were acquired for investment purposes. The Reporting Persons reserve the right from time to time to acquire additional shares of Common Stock or to dispose of some or all of the shares of Common Stock. The Reporting Persons may from time to time discuss with management of

   Churchill various ideas with a view to enhancing the value of the shares of Common Stock.

             Except as set forth in Item 6, none of the Reporting Persons or, to the best knowledge of any of the Reporting Persons, none of the persons set forth on Schedule A, has any current plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of Churchill or the disposition of securities of Churchill; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Churchill or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Churchill or any of its subsidiaries; (d) any change in the present board of directors or management of Churchill, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Churchill; (f) any other material change in Churchill's business or corporate structure; (g) changes in Churchill's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of Churchill by any person; (h) any of Churchill's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any of Churchill's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.


   ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

             (a) FIMA's beneficial ownership of 6,365,686 shares of the Common Stock of Churchill constitutes beneficial ownership of 7.6% of the total outstanding shares of Common Stock of Churchill, based on 84,037,573 issued and outstanding shares of Common Stock of Churchill as of May 15, 1995 as reported to FIMA's counsel by Churchill's agent on May 17, 1995.

             ZL, through its ownership of all the shares of FIMA, and Mr. Gamal Marwan, as the sole shareholder of ZL, may be deemed to be beneficial owners of the shares of Common Stock of Churchill owned by FIMA.

             (b) FIMA has sole power to vote or to direct the vote of and sole power to dispose or to direct the disposition of 6,365,686 shares of the Common Stock of Churchill. ZL, through its ownership of all the shares of FIMA, and Mr. Gamal Marwan, as the sole shareholder of ZL, may be deemed to have the power to vote and dispose the shares of Common Stock of Churchill owned by FIMA.

             (c) During the past sixty days, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has effected any transactions in shares of Common Stock of Churchill except for the following transactions entered into by
   FIMA:

             (i) On March 15, 1995, FIMA purchased 20,000 shares of the Common Stock of Churchill at a price of $.4062 per share (or $8124.00 in the aggregate (without regard to the payment of brokerage commissions)) in the open market.

             (ii) On March 21, 1995, FIMA purchased 20,000 shares of the Common Stock of Churchill at a price of $.3125 per share (or $6,250.00 in the aggregate (without regard to the payment of brokerage commissions)) in the open market.

             (iii) On March 23, 1995, FIMA purchased 100,000 shares of the Common Stock of Churchill at a price of $.340562 per share (or $34,056.20 in the aggregate (without regard to the payment of brokerage commissions)) in the open market.

             (iv) On March 29, 1995, FIMA purchased 20,000 shares of the Common Stock of Churchill at a price of $.26969 per share (or $5393.80 in the aggregate (without regard to the payment of brokerage commissions)) in the open market.

             (v) On May 10, 1995, FIMA purchased 1,653,846 shares of the Common Stock of Churchill at a price of $.26 per share (or $429,999.96 in the aggregate) in a privately negotiated transaction from Edgard International Limited ("Edgard").

             (vi) On May 12, 1995, FIMA purchased an additional 2,996,154 shares of the Common Stock of Churchill at an average price of $.2457 per share (or $736,220.04 in the aggregate) in a privately negotiated transaction from Edgard.


             (d)   Not applicable.

             (e)   Not applicable.


   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

             Except as described in this Item 6, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the individuals identified in Schedule A has any contract, arrangement, understanding or relationship with any person with respect to any security of Churchill.

             On May 18, 1995, FIMA and Churchill executed a Heads of Agreement (the "Heads of Agreement") setting forth their understanding (subject to the negotiation of definitive documentation) concerning a proposed joint venture to be called Novon International (China) ("Novon") to conduct Churchill's business in mainland China. If such transaction is consummated, Novon will be a joint venture company in which Churchill and FIMA will each hold a 50% equity interest.

             In consideration for its 50% equity interest in Novon, the Heads of Agreement provides that Churchill will (i) assign to Novon certain patents, technologies, rights and entitlements and (ii) provide other support, cooperation and technical expertise to the venture. In connection with its 50% equity interest in Novon, Churchill will have 50% Board representation in Novon.

             For its 50% equity interest in Novon, the Heads of Agreement provides that FIMA will provide Novon $5 million in equity and debt capital (the "FIMA Capital Contribution") consisting of equity capital of a minimum of $1.5 million in cash and the balance through lines of credit to FIMA which will be made available to Novon. The FIMA Capital Contribution is intended to provide funding for projects in China. In connection with its 50% equity interest in Novon, FIMA will have 50% Board representation and provide management services for Novon.

             Under the Heads of Agreement, FIMA and Churchill intend to enter into a definitive shareholders agreement with respect to Novon in order to define the management structure, the dividend policy and the preemptive rights of the shareholders in Novon. Under the arrangement currently contemplated by the parties, Churchill will issue an option for 2,500,000 shares of the Common Stock of Churchill to FIMA at an exercise price of $.50 per share and an option for 1,350,000 shares of the Common Stock of Churchill to FIMA at an exercise price of $1 per share, which options would be exercisable over a three year period. Finally, the Heads of Agreement provides that Churchill will offer FIMA a seat on the Churchill Board of Directors.


   ITEM 7.   Material to be filed as Exhibits:

      Exhibit No.                   Description

            1               Heads  of Agreement  dated  May  18, 1995  between
                            Churchill  Technology   Inc.  and   FIMA   Capital
                            Corporation Ltd.

                                    SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  May 19, 1995

                                 FIMA CAPITAL CORPORATION LTD


                                 By  /s/ Ziyad R. Arekat
                                   Ziyad R. Arekat
                                   Senior Financial Advisor

                                    SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  May 19, 1995

                                 ZEEHAM LTD.



                                 By:  /s/ Ian Gardiner
                                    Ian Gardiner
                                    Secretary

                                    SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  May 19, 1995


                                 By: /s/ Gamal Marwan
                                    Gamal Marwan
                                    Senior Investment Advisor

                                                                    SCHEDULE A


   I.   FIMA Capital Corporation Ltd.

             Each person named below is a director or executive officer of FIMA, whose principal business is described above in Item 2.


      Name and Citizenship                Business Address                            Present Principal  Occupation or Employment


      Mr. Gamal Marwan, Egypt             Le Chateau Banquet                          Senior Investment Advisor of FIMA
                                          Rue de Lausanne 94
                                          1202 Geneva, Switzerland

      Mr. Omar Ibrahim Nafie, Egypt       Le Chateau Banquet                          Director and Senior Investment Advisor of
                                          Rue de Lausanne 94                          FIMA
                                          1202 Geneva, Switzerland


   II.  Zeeham Ltd.

             Each person named below is a director or executive officer of Zeeham Ltd., whose principal business is described above in Item 2.

                                                                                           Present Principal
      Name and Citizenship                Business Address                                 Occupation or Employment


      Mr. Nigel John Carter, Great        IFG Ltd.                                         Director
      Britian                             International House,
                                          Castle Hill, Victoria Road
                                          Douglas, Isle of Man, 1M2 4RB

      Ms. Niamh Field -                   IFG Ltd.                                         Director
      Corbet, Ireland                     International House,
                                          Castle Hill, Victoria Road
                                          Douglas, Isle of Man, 1M2 4RB



                                  EXHIBIT INDEX



   Exhibit No.         Description

        1 Heads of Agreement dated May 18, 1995 between Churchill Technology Inc. and FIMA Capital Corporation Ltd.